FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC

COMMISSION FILE NO. 0-20725.

[The following was posted to Oracle Corporation’s website on September 20, 2005]

Town Hall Meeting

September 19, 2005

Charles Phillips

President

Oracle Corporation

George Shaheen

CEO

Siebel Systems

“This presentation is for informational purposes only and may not be incorporated into a contract or agreement.”

Disclaimer

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE

ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

This document is for informational purposes only and may not be incorporated into a contract.

Agenda

Strategic Overview

Commitment to On Demand Accenture: Partner Benefits Sun: Value to Customers User Group Leadership Q&A

Transaction Overview

Oracle to acquire Siebel Systems, the leading provider of customer-facing enterprise applications

Transaction expected to close in early 2006

Combined complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software Plan to retain key personnel, maintain applications momentum, and accelerate innovation across both companies

Strategic Rationale

Consistent with Oracle’s goal to provide a set of competitive enterprise applications for customers

Siebel is the leading CRM provider and most attractive partner

Customers are driving the rationale to merge

Joint customers have been asking for this transaction

Strengthens relationships with many key partners that assist customers with decisions on applications purchases Timing is right as Oracle and Siebel develop next generation apps

Product Evolution for All Customers

Combination ensures support and protection for the significant investments customers have made

We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

PROJECT FUSION

Oracle Customer Benefits

The proposed transaction underscores Oracle’s commitment to customer-facing solutions

Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support

Products will continue to evolve with new functionality over time

Siebel CRM will be integrated with Oracle’s applications and infrastructure Access to industry best practices and implementation expertise

Siebel Systems Customer Benefits

Investments in Siebel applications will be supported and protected as the centerpiece of Oracle’s Fusion CRM strategy

Stronger combined vendor with complementary products attributes Continue support and enhancements for Siebel’s CRM and analytics solutions Commitment to deployment flexibility, including Siebel CRM OnDemand Enhanced support and services through scale Extended partner ecosystem with increased investment

Partner Benefits

Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Preserves partners’ investments and experience in Siebel CRM

Many of the most influential partners are also Siebel’s largest customers

More opportunities for partners, allowing them to further invest in the Oracle ecosystem

Combination will result in Oracle being the largest CRM practice at many firms

What Customers and Partners Are Saying

“Ingersoll-Rand is extremely excited about the merger of Siebel Systems by Oracle Corporation. Both platforms are key strategic components to our overall IT architecture and this combination can only enhance the integration capabilities of both platforms. It allows us to deal with one partner for the best in both ERP and CRM functionality.”

Barry Libenson, VP and CIO, Ingersoll-Rand Company

“As an implementation partner, Baytree is excited about the Siebel acquisition for several reasons. From a tactical perspective, Oracle’s acquisition will provide better support and tighter integration available to our clients, while strategically, these two product lines will provide stronger and richer capabilities through a “Fused” product suite via Oracle’s Fusion efforts. We have looked at this acquisition from several perspectives and have yet to find a downside.”

Hal Hawisher, VP of Sales & Alliances, Baytree

“Better integration between Oracle and Siebel products is sure to result from this acquisition, which will make it easier for the IT staff to support the business and easier for us to plan as we look to a single source for ERP and CRM software.”

Doug Rademacher, CIO, APC

“UnitedHealthcare Group enjoys strong relationships with Oracle and Siebel. Both companies are strategic providers of technology to us. We believe Oracle’s pending acquisition of Siebel will be beneficial for UnitedHealth Group.”

Rob Bohnenkamp, CIO Corporate Systems, UnitedHealth Group

“KTF is a major user of Oracle, and has 10,000 Siebel users. From this acquisition, we expect better integration between Oracle and Siebel products, and better and more convenient Support services.”

Hun Yong Oh, Sr. Director, Head of CRM Development, KTF

Oracle Becomes Leading

Customer Centric Software Provider

Siebel’s best-in-class CRM + Oracle’s best-in-class ERP + Oracle’s best-in-class Fusion middleware + Oracle’s best-in-class 10g database technology = Single best solution for customer centric enterprises

Siebel

Most live CRM users – 3.4mm Over 4,000 world class customers Largest enterprise CRM deployments

Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries

Revenue of $1.3 billion(1)

Oracle

360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1)

(1) Based on last fiscal year income statements.